UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2017.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-211365 and 333-219715) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016 and August 14, 2017, respectively.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
Matters discussed in this Report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "will" and similar expressions identify forward-looking statements.
The forward-looking statements in this Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our ability to successfully employ our existing and newbuilding dry bulk vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire;

•	potential conflicts of interest involving members of our board of directors and senior management;

•	potential liability from pending or future litigation;

•	potential exposure or loss from investment in derivative instruments;

•	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in seaborne and other transportation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events; and

•	other factors discussed in "Item 3.D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Commission on April 5, 2017.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K and the documents incorporated by reference herein, might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.We undertake no obligation to publicly update or revise any forward-looking statement contained in this Form 6-K, and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD (registrant)

Date:	September 1, 2017	By:	/s/ Per Heiberg
Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 99.1

As used herein, "we," "us," "our", "Golden Ocean" and "the Company" all refer to Golden Ocean Group Limited. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

We own, operate and have under construction dry bulk vessels of the following sizes:

•	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

•	Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

•	Panamax, which are vessels with carrying capacities of between 65,000 and 100,000 dwt; and

•	Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to “USD,” “US$,” and “$” in this report are to, and amounts are represented in, U.S. dollars.

Unless otherwise indicated, all share and per share amounts disclosed in this report give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed for the fiscal year ended December 31, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2017

General

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. In October 2014, we changed our name to Knightsbridge Shipping Limited.

On March 31, 2015 we merged, or the Merger, with Golden Ocean Group Limited, or the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, or the OSE, and on the Singapore Stock Exchange, or SGX, with us serving as the surviving company. As a result of the Merger we changed our name to Golden Ocean Group Limited. At the same time, we obtained a secondary listing on the OSE and the Former Golden Ocean was delisted from SGX.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

As of June 30, 2017, we owned 63 dry bulk carriers, had contracts for six newbuilding vessels and commitments to take delivery of three acquired vessels. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance International Limited, or Ship Finance, and two are chartered in from third parties - one is a capital lease and one is an operating lease) and one vessel owned by a joint venture 50% owned by us. Each of our vessels is (or, in the case of newbuildings, are expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. 13 of our vessels are chartered out on fixed rate time charters and the remainder operate in the spot market, are fixed on index-linked time charter contracts or operate under revenue sharing agreements.

In the first quarter of 2017, we entered into agreements to acquire 16 modern dry bulk vessels in transactions where we would issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million, or the Acquisition. Of the 16 acquired vessels, 14 were acquired from subsidiaries of Quintana Shipping Ltd., or Quintana, and two ice-class Panamax vessels were acquired from affiliates of Hemen Holding Ltd., or Hemen, our largest shareholder.

We agreed to a $17.4 million down payment of the debt associated with the vessels acquired from Quintana in order to obtain no fixed debt repayments and soft covenants through June 2019. A cash sweep mechanism is in place for excess cash generated by the vessels acquired from Quintana. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018. The vessels acquired from Quintana consist of one Newcastlemax, five Capesizes and eigth Panamaxes, mainly built in Japan and Korea. The vessels are owned by a non-recourse subsidiary of the parent company. 11of the 14 vessels committed to be acquired from Quintana were delivered in the first six months of 2017. The remaining three vessels were delivered in July 2017.

For the two 2017-built ice-class Panamax vessels acquired from affiliates of Hemen, we agreed a consideration of 3.3 million shares of the Company and a seller's credit of $22.5 million that matures in June 2019. These vessels are also owned by a non-recourse subsidiary of the parent company. Both vessels were delivered in June 2017.

As of June 30, 2017, 13 of the 16 vessels related to the Acquisition were delivered, and as of the date of this report, we have taken delivery of all 16 vessels.

Results of Operations

Operating revenues

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Time charter revenues	85,175	38,527	46,648
Voyage charter revenues	95,821	56,473	39,348
Bareboat charter revenues	—	2,387	(2,387)
Other revenues	661	2,862	(2,201)
Total operating revenues	181,657	100,249	81,408

Time charter revenues increased by $46.6 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $34.8 million primarily attributable to improved rates captured in index-linked time charters for ten of our Capesize vessels and short term time charters,

•	an increase of $5.0 million following the delivery of 13 vessels purchased from Quintana and Hemen,

•	an increase of $4.2 million attributable to five newbuilding vessels delivered after June 30, 2016, each of which traded on time charters during the first six months of 2017,

•	an increase of $1.7 million attributable to five vessels delivered during the first six months of 2016 that traded for a longer period on time charters during the first six months of 2017, and

•	an increase of $1.0 million attributable to lower amortization of charter party contracts recognized against time charter revenues as certain contracts were fully amortized prior to June 30, 2017.

Voyage charter revenues increased by $39.3 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $14.7 million primarily attributable to improved freight rates for owned vessels on a same ship basis compared to the first six months of 2016,

•	an increase of $6.7 million attributable to short term chartered-in vessels,

•	an increase of $4.9 million attributable to five vessels delivered after June 30, 2016, each of which traded on spot charters during the first six months of 2017,

•
an increase of $12.7 million attributable to five vessels delivered during the first six months of 2016 that traded for a longer period on spot charters and under improved market conditions during the first six months of 2017, and

•	an increase of $0.3 million following delivery of two vessels purchased from Quintana and Hemen.

Bareboat charter revenue in the six months ended June 30, 2016 was attributable to a final settlement of claims for unpaid charter hire and damages. This amount was received in June 2016 and was recorded as bareboat charter revenue as it relates to unrecognized bareboat charter revenue in respect of services previously rendered. There were no such transactions during the six months ended June 30, 2017.

Other revenues decreased by $2.2 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to a decrease of $2.0 million representing an aggregate compensation receipt for loss of hire recorded in the prior period in relation to warranty claims on four Capesize newbuilding deliveries and a decrease of $0.2 million in commercial management fees.

Other operating income (expenses)

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Other operating income (expenses)	2,993	330	2,663

The increase in other operating income is primarily related to an increase in net income from our revenue sharing agreement for several of our Capesize vessels.

Gain on sale of assets and amortization of deferred gains

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Gain on sale of assets and amortization of deferred gains	128	166	(38)

Gain on sale of assets and amortization of deferred gains in the current period is primarily attributable to amortization of the deferred gain arising on the sale and leaseback of eight Capesize vessels in the third quarter of 2015.

Voyage expenses and commission

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Voyage expenses and commissions	55,011	37,942	17,069

Voyage expenses and commissions increased by $17.1 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $6.4 million resulting from a higher number of owned vessels that traded in the spot market in the current period compared to the prior period,

•	an increase of $3.8 million resulting from five newbuildings delivered after June 30,2016 that traded in the spot market in the current period,

•
an increase of $5.4 million resulting from five newbuilding vessels delivered during the six months ended June 30, 2016, each of which traded in the spot market for a longer period during the six months ended June 30, 2017,

•	an increase of $1.0 million attributable to a higher number of chartered-in vessels in the current period as compared to the prior period, and

•	an increase of $0.5 million following the delivery of 13 vessels purchased from Quintana and Hemen.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Ship operating expenses	58,608	50,667	7,941

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils, insurance and management fees.

Ship operating expenses increased by $7.9 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $3.7 million following the delivery of 13 vessels purchased from Quintana and Hemen in 2017,

•	an increase of $3.4 million attributable to the delivery of five newbuilding vessels after June 30, 2016,

•	an increase of $1.8 million attributable to vessels on a same ship basis compared to the first six months of 2016, and

•	an increase of $1.1 million attributable to the full six months of operating expenses, for five newbuildings delivered in the first quarter of 2016.

These factors were partially offset by a decrease of $1.0 million as a result of the disposal of Golden Lyderhorn after June 30, 2016 and $1.1 million in other operating income, principally related to supplier rebates.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Charter hire expenses	29,454	26,920	2,534

Charter hire expenses increased by $2.5 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to an increase of $4.9 million attributable to 21 vessels chartered in during the six months ended June 30, 2017 compared to 17 vessels chartered in during the six months ended June 30, 2016. This was offset by a decrease of $2.4 million in the provision for onerous contracts.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Administrative expenses	6,128	6,886	(758)

Administrative expenses decreased by $0.8 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to a decrease in personnel related expenses of $0.3 million and professional fees of $0.5 million.

Provision for uncollectible receivables

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Provision for uncollectible receivables	—	1,800	(1,800)

The provision for uncollectible receivables relates to a long term receivable following increased credit risk as a result of the weak market conditions in the first quarter of 2016. There was no provision for uncollectible long-term receivables during the six months ended June 30, 2017.

Impairment loss on vessels and newbuildings

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Impairment loss on leased vessels	—	985	(985)

The impairment loss on vessels and newbuildings in the six months ended June 30, 2016 relates to the Golden Lyderhorn ,a vessel held under capital lease as of June 30, 2016. In July 2016, at the time of the Golden Lyderhorn's scheduled re-delivery to the Company, we entered into an agreement to sell the vessel to an unrelated third party for net proceeds of $3.5 million and recorded an impairment loss of $1.0 million in the six months ended June 30, 2016. The vessel was delivered to its new owner on August 22, 2016. There were no impairment losses on vessels and newbuildings during the six months ended June 30, 2017.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Depreciation	35,984	30,794	5,190

Depreciation increased by $5.2 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $2.8 million attributable to the delivery of five newbuildings after June 30, 2016,

•	an increase of $1.4 million following the delivery of 13 vessels purchased from Quintana and Hemen, and

•	an increase of $1.0 million attributable to the full six months of depreciation for five newbuildings delivered in the first quarter of 2016.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Interest income	830	831	(1)

Interest income remains at the same levels in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Interest on fixed rate debt	3,088	3,052	36
Interest on floating rate debt	17,015	12,580	4,435
Interest on related party debt	26	—	26
Capital lease interest expense	585	1,146	(561)
Interest on other obligations	—	10	(10)
Commitment fees	727	1,169	(442)
Interest capitalized on newbuildings	—	(2,201)	2,201
Amortization of deferred charges	691	643	48
Amortization of fair value adjustments as a result of the Merger	4,986	4,596	390
	27,118	20,995	6,123

Interest expense increased by $6.1 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $4.4 million on the floating rate debt, which is due to the following:

◦	an increase of $1.8 million primarily attributable to interest on increased accumulated deferred repayments for the period from July 1, 2016 to March 31, 2017 on four loan facilities,

◦
an increase of $1.5 million attributable to additional draw downs on the $425.0 million term loan facility since June, 30 2016, including increase due to deferred repayments on the facility for the period from July 1, 2016 to March 31, 2017, and

◦	an increase of $1.1 million on debt facilities assumed upon the Quintana vessel acquisition,

•	a decrease of $2.2 million on interest capitalized on newbuildings as the remaining newbuildings are considered substantially completed,

•	an increase of $0.4 million in respect of the $38.8 million fair value adjustment on the convertible bond recorded upon the Merger.

These factors were partially offset by a decrease in commitment fees of $0.4 million due to facilities being drawn down and a decrease of $0.6 million on capital lease interest expense following the sale of Golden Lyderhorn, which was held under a capital lease as of June 30, 2016.

Equity results of associated companies, including impairment

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Equity results of associated companies, including impairment	243	(2,952)	3,195

The decrease in loss of $3.2 million primarily relates to an impairment loss of $2.1 million recorded in the six months ended June 30, 2016 on our 50% equity interest in Golden Opus Inc following an impairment review that was triggered by a significant fall in asset values and weak market conditions.

Impairment loss on marketable securities

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Impairment loss on marketable securities	—	(10,050)	10,050

The impairment loss on marketable securities for the six months ended June 30, 2016 comprises of $8.5 million in respect of an investment in a U.S. listed company and $1.5 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market. Both investments are related to companies in the dry bulk sector, and the Company considered the decline in value of these investments to be other than temporary based on the prevailing market conditions. There was no impairment loss on marketable securities for the six months ended June 30, 2017.

Loss on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Loss on derivatives	(3,796)	(17,821)	14,025

The loss on derivatives decreased by $14.0 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to decreased losses on interest rate swaps.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2017	2016	$
Other financial items	455	(1,196)	1,651

Other financial items primarily comprise bank charges, realized and unrealized foreign exchange differences and realized losses and gains from marketable securities.

Other financial items decreased by $1.7 million in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	a decrease of $0.8 million relating to an unrealized foreign exchange loss on a Euro denominated fixed deposit that existed as of June 30, 2016,

•	a decrease of $0.2 million loss on the sale of marketable securities recorded in the six months ended June 30, 2016 and,

•	a decrease of $1.0 million cash distribution from marketable securities recorded in the six months ended June 30, 2017.

These factors were partially offset by an increase in bank charges of $0.4 million due to new loan facilities assumed upon the Quintana transaction.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, Recently Issued Accounting Standards, to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as issuance of convertible bonds. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing as required under the cash sweep mechanisms, payment of newbuilding installments, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.
Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

As of June 30, 2017 and December 31, 2016, we had cash and cash equivalents of $122.7 million and $212.9 million, respectively. In addition and as of June 30, 2017 and December 31, 2016, we had restricted cash balances of $68.5 million and $54.1 million, respectively. As of June 30, 2017, restricted cash includes cash balances of $64.2 million (December 2016: $53.8 million), which are required to be maintained by the financial covenants in our loan facilities.

Our medium and long-term liquidity requirements include payment of newbuilding installments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2017	2016
Net cash provided by operating activities	10,290	(36,447)
Net cash used in investing activities	(137,822)	(176,323)
Net cash provided by financing activities	37,289	320,926
Net change in cash and cash equivalents	(90,243)	108,156
Cash and cash equivalents at beginning of period	212,942	102,617
Cash and cash equivalents at end of period	122,699	210,773

Operating Activities
Net cash provided by operating activities was $10.3 million in the six months ended June 30, 2017 compared with net cash used in operating activities of $36.4 million in the six months ended June 30, 2016. The improved net cash flows from operating activities follows increased freight rates under improved market conditions compared to the corresponding period in 2016, in addition to a larger fleet. We have significant exposure to the spot market. Our reliance on the spot market and index-related time charters contributes to fluctuations in cash flows from operating activities as a result of our exposure to volatile spot market rates.

In February 2016, we agreed with our lenders to amend the repayment profile of the debt, whereby there is no ordinary debt repayment from April 1, 2016 to September 30, 2018. Further, through the acquisition of 16 vessels from Quintana and Hemen, we assumed $285.2 million in debt and agreed no fixed debt repayments through June 30, 2019. Based on this and the current level of operating expenses, interest expenses and general and administrative cost the average cash breakeven rate, excluding debt repayments, on a time charter equivalent (TCE) basis for our fleet is approximately $9,000 per day. According to industry sources, the average gross spot rates in 2017 up to August 31, 2017 were the following; Capesize vessels $11,744 per day, Panamax vessels $8,795 per day and for Supramax vessels $8,478 per day.

Investing Activities
Net cash used in investing activities was $137.8 million in the six months ended June 30, 2017 compared with $176.3 million in the six months ended June 30, 2016.

In the six months ended June 30, 2017, we paid $122.5 million on our newbuilding vessels, and $0.1 million on other fixed assets. We took delivery of Golden Virgo and Golden Libra and paid final installments, including extras, of $32.8 million in aggregate. There was no related debt on the vessels. We also took delivery of Golden Surabaya and Golden Savannah and paid final installments, including extras, of $70.2 million in aggregate, drawing down $50.0 million in debt.

In the six months ended June 30, 2017, we paid installments of $19.5 million for the remaining six newbuilding vessels. As of June 30, 2017 and as of the date of this report, we have outstanding newbuilding commitments of $173.9 million due in 2018 and our available debt financing is $150 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand and available debt financing.

Other investing activities in the six months ended June 30, 2017 include an increase in placement of restricted cash of $14.4 million primarily related to the minimum cash covenant of our new debt financing of $10.0 million and an increase in collateral deposits related to our portfolio of interest rate swaps of $3.8 million. Further, we invested an additional $1.0 million in one of our associated companies and received $0.3 million in dividends.

In the first quarter of 2017, we entered into the Acquisition agreements for 16 modern dry bulk vessels and agreed to issue an aggregate 17.8 million consideration shares and assume debt of $285.2 million. As of the date of this report, we have taken delivery of all 16 vessels, issued all 17.8 million consideration shares and have assumed debt of $285.2 million.

In June 2017, the 50% owned joint venture Golden Opus Inc agreed to sell its only vessel to an unrelated third party for $28.9 million, gross. The joint venture has $16.0 million in bank debt financing which will be repaid upon completion of the sale. Following the completion of the sale, which is expected to be in September 2017, Golden Opus Inc will pay excess cash to its owners.

Financing Activities
Net cash provided by financing activities was $37.3 million in the six months ended June 30, 2017 compared with $320.9 million in the six months ended June 30, 2016.

In the six months ended June 30, 2017, we drew down $50.0 million from our $425 million term loan facility in connection with the delivery of two Capesize newbuildings.

In March 2017, we completed an equity offering at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK 516.5 million (approximately $60 million) through the issuance of 8,607,800 shares. Net proceeds from the equity offering were $58.2 million comprising $60.0 million gross proceeds from the offering and issue costs of $1.8 million.

In May 2017, we paid the full accumulated deferred repayments of $54.0 million of bank debt outstanding as of March 31, 2017 by triggering the cash sweep mechanism put in place during our first quarter 2016 restructuring.

As of June 30, 2017, the deferred repayments under the loan facilities amounted to $14.5 million. Based on the improved cash position and amended terms on the outstanding newbuildings, but subject to market development and working capital changes in the third quarter of 2017, the Company expects to prepay a significant part of the deferred debt repayments during the fourth quarter of 2017 through the cash sweep mechanism put in place during our first quarter 2016 restructuring.

As described above and as of the date of this report, the delivered vessels agreed in the Acquisition were mainly financed by 17.8 million issued shares valued at $118.8 million in aggregate based on the share price at the time of delivery of each respective vessel, and $262.7 million in assumed bank debt. We also agreed to a $17.4 million down payment of the debt associated with the vessels acquired from Quintana in order to obtain no fixed debt repayments and soft covenants through June 2019. As of June 30, 2017, we have assumed $219.4 million in bank debt related to vessels delivered from Quintana. Further, of the $17.4 million agreed down payment of the debt we paid $14.5 million in the six months ended June 30, 2017, and the remaining $2.9 million was paid in July 2017 upon delivery of the remaining three vessels from Quintana. A cash sweep mechanism will be in place until

June 30, 2019 for excess cash generated by the vessels acquired from Quintana. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018.

For the two 2017-built ice-class Panamax vessels acquired from affiliates of Hemen, we agreed a seller's credit of $22.5 million that matures in June 2019, with no fixed amortization. Following the delivery of the two vessels in June 2017, we have $22.5 million in outstanding debt under the seller's credit agreement with Hemen as of June 30, 2017.

Debt restrictions
Our loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash includes cash balances which are required to be maintained by the financial covenants in our loan facilities. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current credit facilities will be sufficient to fund our requirements for, at least, the 12 months from the date of this interim report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt. Such adverse fluctuations in floating interest rates could also adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Changes in the fair value of our interest rate derivatives at each reporting period are recognized and presented under “Gain (Loss) on derivatives” in the condensed consolidated statement of operations.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well established banks, that bear reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings as of June 30, 2017, net of the amount subject to interest rate swap agreements, amounted to $1,109.9 million compared to $886.5 million as of December 31, 2016 and bear interest at LIBOR plus a margin. A 100 basis points change in interest rates would increase or decrease estimated annual interest expense on our variable rate borrowings, net of the amount subject to interest rate swap agreements, by approximately $8.5 million.

Interest Rate Swap Agreements
As of June 30, 2017, we had outstanding interest rate swaps with notional principal of $500 million and of which $200 million start subsequent to June 30, 2017 (December 31, 2016: $400 million). The fair value of these swaps at June 30, 2017 was a payable of $4.4 million and a receivable of $ 0.9 million. We recorded a mark to market loss on these interest swaps of $3.3 million in the six months ended June 30, 2017 (six months ended June 30, 2016: loss of $18.7 million).

Foreign Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

Currency Swap Agreements
As of June 30, 2017, we had contracts to swap USD to NOK for a notional amount of $6.9 million (December 31, 2016: $7.2 million). The fair value of these swaps at June 30, 2017 was both a payable and a receivable of $0.04 million, respectively. We recorded total realized and unrealized gains on these currency swaps of $0.2 million in the six months ended June 30, 2017 (six months ended June 30, 2016: gains of $0.2 million).

Currency Swap-Deposit Agreements
We may also enter into currency swap-deposit agreements when we see interest rate arbitrage opportunities whereby a USD amount is sold spot for a foreign currency, the foreign currency is placed on deposit and then sold forward for a fixed amount of USD. We did not have any currency swap-deposit agreements in 2017 (six months ended June 30, 2016: gain of $0.8 million on the euro dollar swap agreement and a foreign currency translation loss of $0.7 million in respect of the Euro deposit).

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Commodity Price Risk
Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment. We are exposed to fluctuations in bunker prices, when the contracts of affreightment are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market.

As of June 30, 2017, we had outstanding bunker swap agreements for about 23.7 thousand metric tonnes (December 31, 2016: 3.6 thousand metric tonnes). The fair value of these swaps at June 30, 2017 was a payable and a receivable of $0.1 million, respectively. We recorded a gain on bunker swap agreements of $3 thousand and a non-cash mark to market loss of $10 thousand in the six months ended June 30, 2017 (six months ended June 30, 2016: realized loss of $0.6 million and a mark to market gain of $1.5 million).

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools or revenue sharing agreements that are concentrated in the spot market.

Forward Freight Agreements
From time to time we may take positions in freight derivatives, mainly Freight Forward Agreements, or FFAs. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. By taking positions in FFAs or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

FFAs are settled on a daily basis through NasdaqOMX and also include a margin maintenance requirement based on marking the contract to market. Changes in the fair value of our interest rate derivatives at each reporting period are recognized and presented under “Gain (Loss) on derivatives” in the consolidated statement of operations included herein.

In the six months ended June 30, 2017, we recognized a $7 thousand gain related to forward freight agreements (six months ended June 30, 2016: loss of $0.04 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six month ended June 30, 2017 and June 30, 2016	F-2

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2017 and June 30, 2016	F-3

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 2016	F-6

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2017 and June 30, 2016	F-7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-8

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $, except per share data)

	Six months ended June 30,
	2017	2016
Operating revenues
Time charter revenues	85,175	38,527
Voyage charter revenues	95,821	56,473
Bareboat charter revenues	—	2,387
Other revenues	661	2,862
Total operating revenues	181,657	100,249

Gain on sale of assets and amortization of deferred gains	128	166
Other operating income (expenses)	2,993	330

Operating expenses
Voyage expenses and commission	55,011	37,942
Ship operating expenses	58,608	50,667
Charter hire expenses	29,454	26,920
Administrative expenses	6,128	6,886
Provision for uncollectible receivables	—	1,800
Impairment loss on leased vessels	—	985
Depreciation	35,984	30,794
Total operating expenses	185,185	155,994

Net operating income (loss)	(407)	(55,249)

Other income (expenses)
Interest income	830	831
Interest expense	(27,118)	(20,995)
Equity results of associated companies, including impairment	243	(2,952)
Impairment loss on marketable securities	—	(10,050)
Gain (loss) on derivatives	(3,796)	(17,821)
Other financial items	455	(1,196)
Net other income (expenses)	(29,386)	(52,183)

Net (loss) before income taxes	(29,793)	(107,432)
Income tax expense	47	20

Net income (loss)	(29,840)	(107,452)

Per share information:
(Loss) per share: basic and diluted	$(0.26)	$(1.27)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $)

	Six months ended June 30,
	2017	2016
Comprehensive loss, net
Net loss	(29,840)	(107,452)
Net changes related to marketable securities
Unrealized gain (loss)	2,648	(10,683)
Reclassification of loss to the statement of operations	—	10,050
Other comprehensive income (loss)	2,648	(633)

Comprehensive loss, net	(27,192)	(108,085)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016
(in thousands of $)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	122,699	212,942
Restricted cash	4,361	315
Marketable securities	9,172	6,524
Trade accounts receivable, net	14,389	14,755
Other receivables	18,166	10,987
Related party receivables	3,470	1,927
Derivative instruments receivable	1,086	1,594
Inventories	26,017	17,953
Prepaid expenses and accrued income	6,896	6,524
Voyages in progress	9,027	3,998
Favorable charter party contracts	19,741	22,413
Total current assets	235,024	299,932
Restricted cash	64,168	53,797
Vessels and equipment, net	2,243,448	1,758,939
Vessels under capital leases, net	2,512	2,956
Newbuildings	126,506	180,562
Favorable charter party contracts	44,397	53,686
Investments in associated companies	5,211	4,224
Other long term assets	8,806	7,527
Total assets	2,730,072	2,361,623
LIABILITIES AND EQUITY
Current liabilities
Current portion of obligations under capital leases	5,043	4,858
Derivative instruments payable	4,539	1,990
Related party payables	906	1,387
Trade accounts payables	6,056	2,882
Accrued expenses	20,563	17,867
Other current liabilities	19,835	14,617
Total current liabilities	56,942	43,601
Long-term liabilities
Long-term debt	1,287,498	1,058,418
Obligations under capital leases	10,125	12,673
Other long term liabilities	8,136	8,212
Total liabilities	1,362,701	1,122,904
Commitments and contingencies
Equity
Share capital (129,522,992 shares. 2016: 105,965,192 shares. All shares are issued and outstanding at par value $0.05)	6,477	5,299
Additional paid in capital	356,530	201,864
Contributed capital surplus	1,378,824	1,378,824

Accumulated other comprehensive income	4,935	2,287
Retained deficit	(379,395)	(349,555)
Total equity	1,367,371	1,238,719
Total liabilities and equity	2,730,072	2,361,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $)

	Six months ended June 30,
	2017	2016
Net cash used in operating activities	10,290	(36,447)
Investing activities
Changes in restricted cash	(14,416)	(21,037)
Additions to newbuildings and vessels	(122,662)	(203,035)
Investment in associated companies	(1,000)	(754)
Dividends received from associated company	256	256
Proceeds from sale of marketable securities	—	125
Proceeds from sale of vessels	—	48,122
Net cash used in investing activities	(137,822)	(176,323)
Financing activities
Proceeds from long-term debt	50,000	142,200
Repayment of long-term debt	(68,531)	(22,219)
Repayment of capital leases	(2,363)	(3,511)
Debt fees paid	—	(898)
Net proceeds from share issuance	58,183	205,354
Net cash provided by financing activities	37,289	320,926
Net change in cash and cash equivalents	(90,243)	108,156
Cash and cash equivalents at beginning of period	212,942	102,617
Cash and cash equivalents at end of period	122,699	210,773

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $, except number of shares)

	Six months ended June 30,
	2017	2016
Number of shares outstanding
Balance at beginning of period	105,965,192	34,535,128
Shares issued	23,557,800	71,430,612
Shares canceled	—	(548)
Balance at end of period	129,522,992	105,965,192

Share capital
Balance at beginning of period	5,299	1,727
Shares issued	1,178	3,570
Balance at end of period	6,477	5,297

Additional paid in capital
Balance at beginning of period	201,864	—
Shares issued	154,378	201,784
Stock option expense	288	—
Balance at end of period	356,530	201,784

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,766
Restricted stock unit expense	—	8
Stock option expense	—	35
Balance at end of period	1,378,824	1,378,809

Other comprehensive loss
Balance at beginning of period	2,287	—
Other comprehensive loss	2,648	(633)
Balance at end of period	4,935	(633)

Retained deficit
Balance at beginning of period	(349,555)	(221,844)
Net loss	(29,840)	(107,452)
Balance at end of period	(379,395)	(329,296)
Total equity	1,367,371	1,255,961

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Ltd. (“Golden Ocean,” the “Company,” "we," or "our") have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 5, 2017. The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F. The results of operations for the interim period ended June 30, 2017 are not necessarily indicative of the results for the year ending December 31, 2017.

In the first quarter of 2017 the Company entered into agreements to acquire 16 modern dry bulk vessels in transactions where the Company would issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million (the "Acquisition"). Of the 16 acquired vessels, 14 were acquired from subsidiaries of Quintana Shipping Ltd. ("Quintana") and two ice-class Panamax vessels acquired from affiliates of Hemen Holding Ltd. ("Hemen"), the Company's largest shareholder. The vessels acquired from Quintana consist of one Newcastlemax, five Capesizes and eight Panamaxes, mainly built in Japan and Korea. 11 of the 14 Quintana vessels were delivered to the Company in the second quarter of 2017.

For the two 2017-built ice-class Panamax vessels acquired from affiliates of Hemen, the Company agreed a consideration of 3.3 million shares of the Company and a seller's credit of $22.5 million that matures in June 2019. The vessels were delivered to the Company in June 2017.

As of June 30, 2017, the Company capitalized $343.3 million under vessel and equipment related to the acquisitions of 13 vessels. The consideration for the acquired vessels primarily comprised 14,950,000 shares of the Company, which were valued based on the Company's share price at the time of each vessel's delivery and $219.4 million in assumed debt financing.

Reverse stock split
On August 1, 2016, the Company effected a one-for-five reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The common share par value was adjusted as a result of the reverse stock split as disclosed in these unaudited interim condensed consolidated financial statements.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
Preparation of these unaudited interim condensed consolidated financial statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Our accounting policies have not changed from those reported in our 2016 Annual Report on Form 20-F.

Net income as a result of the revenue sharing agreement for the Capesize vessels is presented as other operating income (expenses). Comparative numbers have been revised to conform with the current presentation.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU No. 2014-09 along with related amendments ASU Nos. 2016-20, 2016-12, 2016-10, 2016-08, and 2015-14 comprise ASC Topic 606, Revenue from Contracts with Customers, and provide guidance that is applicable to all contracts with customers regardless of industry-specific or transaction-specific fact patterns. The update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. The new standard and its related updates are effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2017. On the effective date, the Company will apply the new guidance retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Company is in the process of considering the impact of the standard on its consolidated financial statements. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party vessels.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this update will affect us for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. Management is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. Management expects that we will recognize increases in reported amounts for property, plant and equipment and related lease liabilities upon adoption of the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In December 2016, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update are effective for the Company for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

Accounting Standards Updates, recently adopted

In July 2015, the FASB issued ASU 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The adoption of ASU 2015-11 has not had a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The adoption of ASU 2016-07 has not had a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The adoption of ASU 2016-09 has not had a material impact on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017- 01 Business Combinations (Topic 805): Clarifying the Definition of a Business. The update introduces a screen to determine when an integrated set of assets and activities does not constitute a business. As under the screening mechanisms of the update, future transactions in relation to an integrated set of assets and activities are more likely to qualify as asset acquisitions as opposed to business combinations. The adoption of ASU 2017-01 has not had a material impact on our consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2017 and 2016 are as follows:

(in thousands of $)	2017	2016
Net loss	(29,840)	(107,452)

(in thousands)	2017	2016
Weighted average number of shares outstanding - basic	114,134	84,405
Impact of share options & restricted stock units	—	2
Weighted average number of shares outstanding - diluted	114,134	84,407

The exercise of vested share options using the treasury stock method was anti-dilutive as of June 30, 2017 and 2016, as the Company reports a net loss for the periods then ended. Therefore, as of June 30, 2017 and 2016, 84,000 and 88,000 shares, respectively, were excluded from the denominator in each calculation.

The conversion of the convertible bonds using the if-converted method was anti-dilutive as of June 30, 2017 and 2016, as the Company reports a net loss for the periods then ended. Therefore, as of June 30, 2017 and 2016, 2,268,860 and 2,268,860 shares, respectively, were excluded from the denominator in each calculation.

In July 2017, the Company issued 2,850,000 compensation shares to Quintana following delivery of the remaining three purchased vessels. The issuance of shares that occurred after June 30, 2017 would have changed materially the number of common shares outstanding at June 30, 2017, had this issuance occurred prior to the end of the period.

On August 1, 2016, the Company completed a 1-for-5 reverse share split of the Company's common shares, whereby every five of the Company's issued and outstanding common shares with par value $0.01 per share were automatically combined into one issued and outstanding common share with par value $0.05 per share. The weighted average number of shares outstanding, the number of restricted stock units and the number of shares of the anti-dilutive instruments were retroactively adjusted in the calculations of the basic and diluted earnings per share.

5. SEGMENT INFORMATION

The chief operating decision maker, or the CODM, measures performance based on the overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company only has one reportable segment.

The vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. MARKETABLE SECURITIES

Our marketable securities are equity securities considered to be available-for-sale securities.

(in thousands of $)	2017
Balance at December 31, 2016	6,524
Unrealized gain	2,648
Balance at June 30, 2017	9,172

Our marketable securities comprise of an investment in a U.S. listed company and an investment in a company listed on the Norwegian 'Over the Counter' market.

The fair value of the investment in the U.S. listed company as at June 30, 2017 and December 31, 2016 was $9.2 million and $6.5 million, respectively. During the period ended June 30, 2017, the Company recorded an unrealized gain of $2.6 million on this investment.

The fair value of the investment in a company listed on the Norwegian 'Over the Counter' market as at June 30, 2017 and December 31, 2016 was nil.

The unrealized gain is presented as such in the statement of other comprehensive income.

The cost of available for sale securities is calculated on an average cost basis.

7. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2016	1,873,795	(114,856)	1,758,939
Additions	343,895	—
Disposals	—	—
Transfer from newbuildings	176,598	—
Depreciation	—	(35,984)
Balance at June 30, 2017	2,394,288	(150,840)	2,243,448

At June 30, 2017, we owned three Newcastlemaxes, 27 Capesizes, 12 ice-class Panamaxes, 13 Panamaxes and eight Ultramaxes (At December 31, 2016: two Newcastlemaxes, 20 Capesizes, ten ice-class Panamaxes, eight Panamaxes and six Ultramaxes).

In January 2017, the Company took delivery of Golden Virgo and Golden Libra, both Ultramax newbuildings. The total construction cost transferred from newbuildings was $48.5 million.

In February 2017, the Company took delivery of Golden Surabaya and Golden Savannah, both Capesize newbuildings. The total construction cost transferred from newbuildings was $128.1 million.

In March 2017, the Company entered into an agreement to acquire 14 dry bulk vessels from Quintana and two ice -class Panamaxes from Hemen. The vessel acquisition was financed by issuance of common share capital and assumption of debt. Pursuant to the agreements, between April 2017 and June 2017, the Company took delivery of one Newcastlemax, five Capesizes, two ice-class Panamaxes and five Panamaxes at a total cost of $343.3 million.

Total depreciation expense was $36.0 million for the period ended June 30, 2017.

8. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs we have paid by way of purchase installments and other capital expenditures together with capitalized loan interest. The carrying value of newbuildings at June 30, 2017 relates to six Capesize (December 31, 2016: eight Capesize and two Ultramax newbuildings).

(in thousands of $)
Balance at December 31, 2016	180,562
Installments and newbuilding supervision fees	122,542
Interest capitalized	—
Transfers to Vessels and Equipment	(176,598)
Balance at June 30, 2017	126,506

In January 2017, the Company took delivery of Golden Virgo and Golden Libra, both Ultramax newbuildings. Upon delivery, aggregate final installments were paid, including agreed extras of $31.3 million.

In February 2017, the Company took delivery of Golden Surabaya and Golden Savannah, both Capesize newbuildings. Upon delivery, aggregate final installments were paid, including agreed extras of $67.7 million.

During the six months ended June 30, 2017, we paid and capitalized in aggregate pre-delivery installments of $19.5 million and other capitalized costs of $4.0 million.

9. VESSELS UNDER CAPITAL LEASES

(in thousands of $)
Balance at December 31, 2016	2,956
Depreciation	(444)
Balance at June 30, 2017	2,512

The outstanding obligations under capital leases at June 30, 2017 are payable as follows:

(in thousands of $)
2017 (remaining six months)	2,996
2018	5,944
2019	5,944
2020	1,791
2021	—
Thereafter	—
Minimum lease payments	16,675
Less: imputed interest	(1,507)
Present value of obligations under capital leases	15,168

As of June 30, 2017, we held one vessel under capital lease (December 31, 2016: one vessel). The lease is for an initial term of 10 years. The remaining period on the lease at June 30, 2017 is three years (December 31, 2016: four years).

As of June 30, 2017, we had the following purchase option for the vessel:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Eclipse	December 2017	38,000
Golden Eclipse	December 2018	36,250
Golden Eclipse	December 2019	33,550

Our lease obligation is secured by the lessor's title to the leased asset and by a guarantee issued to the lessor.

10. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2017 and December 31, 2016, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2017	2016
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Golden Opus Inc. ("G. Opus")	50.00%	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

(in thousands of $)	CCL	UFC	G.Opus	Seateam	Total
At December 31, 2016	—	621	2,872	731	4,224
Dividend received from associated companies	—	—	—	(256)	(256)
Purchase of additional capital	—	—	1,000	—	1,000
Share of (loss) income	—	(58)	203	98	243
At June 30, 2017	—	563	4,075	573	5,211

11. OTHER LONG TERM ASSETS

(in thousands of $)	Other long term asset	Prepaid charter hire expenses	Deferred tax asset	Total
Balance at December 31, 2016	2,000	5,184	343	7,527
Repayments	(250)	—	—	(250)
Transfer to current assets	(250)	—	—	(250)
Additions credited to income	—	1,836	(57)	1,779
Balance at June 30, 2017	1,500	7,020	286	8,806

The other long term asset is a seller's credit receivable that is due on December 31, 2019. The amount owed bears interest of 1%. During the six months ended June 30, 2017, the Company recognized interest income of $10.7 thousand.

In the third quarter of 2015, eight vessels were sold and leased back from Ship Finance International Limited ("Ship Finance") for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day. Since the daily time charter rate is not constant over the extended lease term, we have straight lined the total expense over the term, and an amount of $1.8 million was credited to charter hire expenses for the six months ended June 30, 2017 (six months ended June 30, 2016: $3.3 million) with the corresponding asset presented as part of other long term asset. We will begin to amortize this asset when the daily charter hire rate reduces in the third quarter of 2022.

12. DEBT

Debt at June 30, 2017 and December 31, 2016 is summarized as follows:

(in thousands of $)	2017	2016
$33.93 million term loan	26,013	28,275
$82.5 million term loan	39,433	44,367
$284.0 million term loan	242,523	258,538
$420.0 million term loan	367,909	388,545
$425.0 million term loan	206,545	166,743
$109.2 million term loan	88,140	—
$73.4 million term loan	53,448	—
$80.2 million term loan	63,360	—
U.S. dollar denominated floating rate debt	1,087,371	886,468
U.S. dollar denominated fixed rate debt	182,286	177,300
Related party seller's credit	22,500	—
Deferred charges	(4,659)	(5,350)
Total debt	1,287,498	1,058,418
Less: current portion	—	—
	1,287,498	1,058,418

Movements during the six months ended June 30, 2017 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Related party seller's credit	Deferred charges	Total
Balance at December 31, 2016	886,468	177,300	—	(5,350)	1,058,418
Loan repayments	(68,531)	—	—	—	(68,531)
Loan draw downs	50,000	—	—	—	50,000
Debt assumed as a result of the Acquisition	219,434	—	22,500	—	241,934
Amortization of purchase price adjustment	—	4,986	—	—	4,986
Capitalized financing fees and expenses	—	—	—	—	—
Amortization of capitalized fees and expenses	—	—	—	691	691
Balance at June 30, 2017	1,087,371	182,286	22,500	(4,659)	1,287,498

Loan Amendments and Cash Sweep Mechanism
In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility,$33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Loan Facilities. For the period from April 1, 2016 to September 30, 2018, there will be no repayments on these facilities, subject to a cash sweep mechanism as described below. The minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and the market adjusted equity ratio is waived up until the same date. The Company has also agreed that for the nine (six as of the date of this report) remaining newbuilding contracts where the Company has financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged, however, the Company will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism described below and without affecting the final maturity date.

A cash sweep mechanism is in place whereby the Company will pay down on the deferred repayment amount should the cash position improve. The Company will report and furnish our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million will be used to repay the loans on the cash sweep repayment date, which is when the compliance certificates fall due. The first cash sweep repayment date was due at the end of the third quarter of 2016. The cash sweep that the Company will pay to each lender will be based on a relative value of the deferred amount in each facility as calculated as per end of that half year period equal to:

•	the installments that had fallen due and payable under the agreements during that period had not such installments been suspended in accordance; over

•	all regular installments that had fallen due and payable under all existing credit facilities during that period had not such installments been suspended.
Existing credit facilities include the Loan Facilities and the $22 million senior secured term loan agreement made between Golden Opus Inc and the Company as guarantor of 50% of the facility. Any repayments made under the cash sweep will be applied against balloon payments due on the loans. Due to the operation of the cash sweep mechanism, the Company will not be permitted to make any cash dividend payments without the prior approval of the Company's lenders in the period to September 30, 2018. The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April, 1 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and Golden Opus Inc in this period.

In the six months ended June 30, 2017, the Company drew down $50.0 million from its $425 million term loan facility in connection with the two Capesize newbuildings delivered during the period and repaid floating rate debt of $54.0 million in accumulated deferred debt repayments through the cash sweep mechanism set in place as part of the amended terms under the loan agreements entered into in the first quarter 2016. As of June 30, 2017, the deferred repayments under the loan facilities amounted to $14.5 million. Based on the improved cash position and amended terms on the outstanding newbuildings, but subject to market development and working capital changes in the third quarter of 2017, the Company expects to prepay a significant part of the deferred debt repayments during the fourth quarter of 2017 through the cash sweep mechanism.

The movement of $5.0 million on the U.S dollar denominated fixed rate debt in 2017 represents the amortization of purchase price adjustments arising from the Merger.

The Company has recorded deferred charges of $4.7 million at June 30, 2017 as a direct deduction from the carrying amount of the related debt. During the six months ended June 30, 2017, $0.7 million amortization in total was recognized. The Company presents the amortization expense of deferred charges under interest expense. Comparative numbers have been revised to conform with current presentation.

New loan facilities
In the six months ended June 30, 2017, as part of the Acquisition, the Company assumed debt of $219.4 million ($109.2 million term loan, $73.4 million term loan and $80.2 million term loan) in relation to 11 delivered vessels from Quintana and $22.5 million seller's credits in relation to two delivered vessels from Hemen.

According to the loan agreements entered into with the lenders with respect to the acquired vessels from Quintana, the Company down paid $14.5 million of the debt, covering three regular quarterly repayments, in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, the Company will pay down on the deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018.

The average interest rate of the debt in connection with the acquisition of the vessels from Quintana is LIBOR plus 3.1% margin. Ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to the loan agreements, our wholly-owned non-recourse subsidiary which indirectly owns the vessels acquired from Quintana is prohibited from paying dividends to the parent company. During the waiver period through June 2019, the Company will be required under the loan agreements to satisfy financial covenants including $10 million in minimum cash and 105% minimum asset value. Following this waiver period, the financial covenants under these loans will include 25% market adjusted equity, $10 million in minimum cash and 125% to 135% minimum asset value.

The outstanding debt at June 30, 2017 is repayable as follows;

(in thousands of $)
2017 (remaining six months)	—
2018	78,038
2019	561,810
2020	379,338
2021	269,085
Thereafter	21,600
1,309,871
Fair value purchase price adjustment of convertible bond debt	(17,714)
1,292,157

Assets pledged
As of June 30, 2017, 61 vessels (December 31, 2016: forty-five vessels) with an aggregate carrying value of $2,193.8 million (December 31, 2016: $1,733.2 million) were pledged as security for our floating rate debt.

13. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2017 and December 31, 2016 is summarized as follows:

(in thousands of $)	2017	2016
Interest rate swaps	908	1,502
Currency swaps	143	92
Bunker derivatives	35	—
Asset - Derivatives fair value	1,086	1,594

(in thousands of $)	2017	2016
Interest rate swaps	4,438	1,777
Currency swaps	41	213
Bunker derivatives	60	—
Liability - Derivatives fair value	4,539	1,990

During the six months ended June 30, 2017 and June 30, 2016, the following amounts were recognized in the consolidated statement of operations:

(in thousands of $)		2017	2016
Interest rate swaps	Interest expense	749	991
	Unrealized fair value loss	3,254	18,721
Foreign currency swaps	Unrealized fair value gain	(80)	(974)
	Realized gain	(126)	(35)
Forward freight agreements	Realized loss	(7)	38
Bunker derivatives	Realized loss (gain)	(3)	624
	Unrealized fair value gain	9	(1,544)
		3,796	17,821

14. SHARE CAPITAL

On March 15, 2017, we completed an equity offering at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK516.5 million (approximately $60.0 million) through the issuance of 8,607,800 shares.

In connection with the 13 vessel deliveries of the Acquisition, we issued 14,950,000 consideration shares in the first six months of 2017.

Following the share issuances, 129,522,992 ordinary shares were outstanding as of June 30, 2017 (December 31, 2016: 105,965,192 ordinary shares), each with a par value of $0.05.

Following the delivery of the remaining three vessels of the Acquisition and issuance of 2,850,000 consideration shares to Quintana in July 2017, we have 132,372,992 issued common shares as of the date of this report, each with a par value of $0.05.

15. RELATED PARTY TRANSACTIONS

Ship Finance International Limited

Pursuant to the charter party agreements for the eight Capesize vessels with Ship Finance, the daily time charter rate fluctuates during the charter term and the contractual hire payments are straight-lined over the lease term. During the six months ended June 30, 2017 and June 30, 2016, the following amounts were paid and recorded:

(in thousands of $)	2017	2016
Contractual charter hire payments	15,826	15,372
Expensed charter hire payments	13,990	12,055
Prepaid charter hire payments (Note 11)	1,836	3,317

We are the commercial manager for vessels owned and operated by Ship Finance. Pursuant to the management agreements, the number of vessels managed and the daily commercial management fee during the six months ended June 30, 2017 and June 30, 2016 were as follows:

	2017	2016
Number of dry bulk vessels managed	14	14
Daily commercial management fee per dry bulk vessel	$125	$125
Number of container vessels managed	9	9
Daily commercial management fee per container vessel	$75	$75

Seatankers Management Co, Ltd

We are the commercial manager for vessels owned and operated by Seatankers. Pursuant to the management agreements, the number of vessels managed and the daily commercial management fee during the six months ended June 30, 2017 and June 30, 2016 were as follows:

	2017	2016
Number of dry bulk vessels managed	22	21
Daily commercial management fee per dry bulk vessel	$125	$125

United Freight Carriers LLC
Pursuant to the LLC agreement, we received nil in the six months ended June 30, 2017 for management and administration services provided to UFC (six months ended June 30, 2016: $ 0.2 million).

Capesize Chartering Ltd
In the six months ended June 30, 2017, we recorded revenue sharing of $2.8 million pursuant to the revenue sharing agreement (six months ended June 30, 2016: $0.3 million).

Management Agreements

Technical Supervision Services
The Company receives technical supervision services from Frontline Ltd. Pursuant to the terms of the agreement, Frontline Ltd. receives a management fee of $30,555 per vessel in 2017 ($31,875 per vessel in 2016). This fee is subject to annual review. Frontline Ltd. also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management
The ship management of the Company's vessels is provided by external ship managers, except for 18 vessels (December 31, 2016: 15 vessels), which is provided by Seateam Management Pte. Ltd., a majority owned subsidiary of Frontline Ltd.

Other Management Services
We aim to operate efficiently through utilizing competence from Frontline Ltd. or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. Specifically, we receive certain services from Frontline Ltd. in relation to Sarbanes Oxley Act compliance. We currently pay a fee of $20,000 (June 30, 2016: $115,000) per quarter for this service. We also receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter.

A summary of net amounts charged by related parties in the six months ended June 30, 2017 and June 30, 2016 is as follows:

(in thousands of $)	2017	2016
Golden Opus Inc	482	266
Frontline Management (Bermuda) Ltd	1,796	3,765
Ship Finance International Limited	13,990	12,055
Seateam Management Pte Ltd	1,407	954
Seatankers Management Co., Ltd	1,945	700
Capesize Chartering Ltd	20	35

Net amounts charged by related parties comprise of general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

A summary of net amounts charged to related parties in the six months ended June 30, 2017 and June 30, 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	370	404
Seatankers Management Co Ltd	478	474
United Freight Carriers LLC	—	150
Capesize Chartering Ltd	2,794	330

Net amounts charged to related parties mainly comprise of commercial management fees.

A summary of balances due from related parties as of June 30, 2017 and December 31, 2016 is as follows:

(in thousands of $)	2017	2016
Frontline Ltd.	2,356	1,523
Ship Finance International Limited	369	2
United Freight Carriers	—	—
Seatankers Management Co Ltd	471	77
Golden Opus Inc	89	3
Capesize Chartering Ltd	185	322
	3,470	1,927

A summary of balances owed to related parties as of June 30, 2017 and December 31, 2016 is as follows:

(in thousands of $)	2017		2016
Golden Opus Inc	—		73
Frontline Ltd.	906		1,044
Seateam Management Pte Ltd	—	—	—
Seatankers Management Co Ltd	—		270
Capesize Chartering Ltd	—		—
Sterna Finance Ltd	22,500		—
	23,406		1,387

As at June 30, 2017 and December 31, 2016, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition, certain payables and receivables arise when we pay an invoice on behalf of a related party and vice versa.

Hemen, the company's largest shareholder, owns $93.6 million of the Convertible Bond, which is convertible into 1,061,826 of our common shares at an exercise price of $88.15 per share.

In the first quarter of 2017, the Company entered into agreements to acquire two ice-class Panamax vessels from affiliates of Hemen. We agreed a consideration of 3.3 million shares of the Company and a seller's credit of $22.5 million that matures in June 2019, with no fixed amortization and with interest rate of LIBOR plus a margin of 3.0%. The agreed purchase price approximates the fair value of the vessels. The vessels were delivered in June 2017 the seller's credit is guaranteed by a non-recourse subsidiary of the parent company.

16. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
As of June 30, 2017, we had nine (December 31, 2016: seven) interest rate swaps. These swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rate on an original principal amount of $500 million (December 31, 2016: $400 million) of the then anticipated debt was switched to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

The interest rate swaps are not designated as hedging instruments. Changes in the fair value of the interest rate swap transactions are recorded in "Loss on derivatives" in the consolidated statement of operations, as disclosed in Note 13.

Forward freight agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through clearing houses and the Company uses NasdaqOMX in this respect. Credit risk exists to the extent that NasdaqOMX is unable to perform under the contracts but this risk is considered remote.

As of June 30, 2017, we had open positions aggregating to 210 days with maturities in the third quarter of 2017. As of December 31, 2016, we did not have any open positions.

The losses on freight forward agreements are recorded in "Loss on derivatives" in the consolidated statement of operations, as disclosed in Note 13.

Bunker derivatives
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market

As of June 30, 2017 and December 31, 2016, we had outstanding bunker swap agreements for about 23.7 thousand metric tonnes and 3.6 thousand metric tonnes, respectively.

Losses on bunker derivatives are recorded in "Loss on derivatives" in the consolidated statement of operations, as disclosed in Note 13.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

As of June 30, 2017 and December 31, 2016, we had contracts to swap USD to NOK for a notional amount of $6.9 million and $7.2 million, respectively.

Changes in the fair value of foreign currency swaps are recorded in "Loss on derivatives" in the consolidated statement of operations, as disclosed in Note 13.

Fair values
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at June 30, 2017 and December 31, 2016 are as follows:

	2017	2017	2016	2016
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	122,699	122,699	212,942	212,942
Restricted cash	68,529	68,529	54,112	54,112
Liabilities
Long term debt - floating	1,087,371	1,087,371	886,468	886,468
Long term debt - convertible bond	179,914	182,286	162,122	177,300
Long term debt - related party seller's credit	22,500	22,500	—	—

The fair value hierarchy of our financial instruments at June 30, 2017 is as follows:

(in thousands of $)	2017 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	122,699	122,699	—	—
Restricted cash	68,529	68,529	—	—
Liabilities
Long term debt - floating	1,087,371	—	1,087,371	—
Long term debt - convertible bond	179,914	—	179,914	—
Long term debt - related party seller's credit	22,500	—	22,500	—

The fair value hierarchy of our financial instruments at December 31, 2016 is as follows:

(in thousands of $)	2016 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	212,942	212,942	—	—
Restricted cash	54,112	54,112	—	—
Liabilities
Long term debt - floating	886,468	—	886,468	—
Long term debt - convertible bond	162,122	—	162,122	—

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2017.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

•	Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis
During the six months ended June 30, 2017, no assets were measured at fair value on a nonrecurring basis.

During the year ended December 31, 2016, the following assets were measured at fair value on a nonrecurring basis:

•	The investment in Golden Opus Inc was measured at fair value; the fair value was based on level three inputs, the expected market values of the underlying assets and liabilities.

•
The Golden Lyderhorn, a vessel held under capital lease was measured at fair value; the fair value was based on level three inputs, was determined using discounted expected future cash flows for the vessel.

•	The other long term asset acquired on completion of the Merger was measured at fair value; the fair value was based on level three inputs, the recoverable principal amount from the counterparty.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1) for the investment in a company listed on a U.S. stock exchange and level two for the investment in the company listed on the Norwegian 'over the counter' market.

The fair value (level 2) of interest rate, currency swap, deposit-swap contract and bunker swap agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DnB ASA and Nordea Bank Norge ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

17. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and North of England, all mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our vessels, in the ordinary course of business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition.

We have one vessel held under capital lease, the Golden Eclipse, which was agreed sold in 2008 and leased back for a period of 10 years upon delivery of the vessel in 2010. We have the right to purchase the vessel at the dates and amounts as disclosed in Note 9.

As of June 30, 2017, the joint venture that owns the Golden Opus had total bank debt outstanding of $16.0 million (December 31, 2016: $17.9 million) and we had guaranteed 50% of this amount. Consequently, our maximum potential liability was $8.0 million (December 31, 2016: $9.0 million). We have not recorded any liability in respect of this arrangement. In June 2017, the joint venture entered into an agreement to sell the Golden Opus for $28.9 million to an unrelated party with expected delivery in September 2017.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

At June 30, 2017, we had six newbuildings under construction. Our outstanding commitments at June 30, 2017 and as at the date of this report for these newbuildings amounted to $173.9 million due in 2018.

In 2016, an arbitration tribunal assessed a final arbitration award relating to a time charter party for a third-party vessel entered into in March 2006. The claimants were awarded approximately $9.8 million in total. The claim itself was an unsafe port allegation, which falls under our protection and indemnity insurance and will be covered by our insurance company.

As of June 30, 2017, 11 of the 14 vessels we agreed to acquire from Quintana were delivered. The three remaining vessels were delivered in July 2017 and as a result all vessels have been delivered at the date of this report. For the remaining three vessels delivered in July 2017, we issued 2,850,000 consideration shares, assumed $43.3 million in bank debt and paid $2.9 million in installments on the bank debt.

Charterhire and office rent expense
The future minimum rental payments under our non-cancelable operating leases as of June 30, 2017 are as follows:

(in thousands of $)
2017 (six months to December 31)	17,451
2018	37,006
2019	35,367
2020	35,472
2021	35,066
Thereafter	169,205
329,567

18. SUBSEQUENT EVENTS

As of June 30, 2017, 11 of the 14 vessels agreed acquired from Quintana were delivered to us. The three remaining vessels were delivered in July 2017 and as a result all vessels have been delivered at the date of this report. For the remaining three vessels delivered in July, we issued 2,850,000 consideration shares, assumed $43.3 million in bank debt and paid $2.9 million in installments on the bank debt.